UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File number: 333-169476-02

GREEKTOWN SUPERHOLDINGS, INC.

 (Exact Name of Registrant as Specified in its Charter)

555 East Lafayette, Detroit, Michigan 48226 (313) 223-2999

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A-1 Common,

 (Title of each class of securities covered by this Form)

Not Applicable

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:\

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

This certification/notice is being filed on behalf of Greektown Superholdings, Inc. by Greektown Holdings, L.L.C, the successor by merger to Greektown Superholdings, Inc. effective as of December 20, 2013. Greektown Holdings, L.L.C. filed a Form 15 on its own behalf on March 17, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934 Greektown Superholdings, Inc. has caused this certification/notice to be signed by the undersigned duly authorized person.

Date: April 21, 2016	GREEKTOWN HOLDINGS, L.L.C., as successor by merger to Greektown Superholdings, Inc.

	By:	/s/ Briceson Kahler
Briceson Kalher Chief Financial Officer and Treasurer